THE FOLLOWING PROXY CARD RELATES TO THE THIRTY FOURTH ANNUAL GENERAL MEETING OF THE EQUITY SHAREHOLDERS OF INFOSYS LIMITED AND IS BEING SENT TO THE HOLDERS OF INFOSYS LIMITED'S AMERICAN DEPOSITARY RECEIPTS PURSUANT TO THE DEPOSIT AGREEMENT AMONG INFOSYS LIMITED, DEUTSCHE BANK TRUST COMPANY AMERICAS (FORMERLY, BANKERS TRUST COMPANY) AS DEPOSITARY, AND THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE AMERICAN DEPOSITARY RECEIPTS.

Infosys Limited

Annual General Meeting of Shareholders

Issues presented for consideration at the Thirty Fourth Annual General Meeting of Shareholders on June 22, 2015

	Voting Results		
Ordinary Business 1. Adoption of Balance Sheet, Statement of Profit and Loss, Report of the Board of Directors and Auditors for the financial year ended March 31, 2015	Affirmative	Negative	Abstain
2. Approval of the final dividend for the financial year ended March 31, 2015 and to confirm the interim dividend paid in October 2014	Affirmative	Negative	Abstain
3. To appoint a director in place of U.B. Pravin Rao, who retires by rotation and, being eligible, seeks re-appointment	Affirmative	Negative	Abstain
4. Appointment of BSR & co. LLP as the auditors of the Company	Affirmative	Negative	Abstain
Special Business 5. Appointment of Roopa Kudva as an independent Director up to February 3, 2020	Affirmative	Negative	Abstain
6. Payment of commission to non-executive directors	Affirmative	Negative	Abstain

	Affirmative	Negative	Abstain
7. Purchase of the healthcare business from Infosys Public Services, Inc.			

Signature____